Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-4) and related Prospectus of Comstock Resources, Inc. for the offer to exchange of up to $850,000,000 aggregate principal amount of its 9.75% Senior Notes due 2026 and to the incorporation by reference therein of our report dated May 23, 2018, with respect to the statements of assets acquired and liabilities assumed and revenues and direct operating expenses of the Bakken Shale Properties included in the Company’s Current Report (Form 8-K/A), filed with the Securities and Exchange Commission on October 30, 2018.

/s/ Ernst & Young LLP

Dallas, Texas

March 12, 2019